Mail Stop 4561

      October 7, 2005

Mr. Paul L. Barham
Chief Executive Officer and Chief Financial Officer
Harrell Hospitality Group, Inc.
16475 North Dallas Parkway
Suite 410
Addison, TX 75001

      Re:	Harrell Hospitality Group, Inc.
		Form 10-KSB/A for the year ended September 30, 2004
		Filed July 6, 2005
		Form 10-QSB for the quarters ended March 31 and June 30,
2005
		Filed July 8, 2005, and August 15, 2005
		File No. 0-02661

Dear Mr. Barham:

      We have reviewed your response letter dated July 6, 2005 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the year ended September 30, 2004

Item 8A. - Controls and Procedures, pages 22-23

1. Please revise to state whether disclosure controls were effective as of the end of the period covered by the report as opposed to concluding on internal controls over financial reporting. If your conclusion is that disclosure controls were effective, disclose in reasonable detail the basis for officers` conclusions that the company`s disclosure controls were effective despite certain deficiencies in internal controls.

Form 10-QSB for the quarters ended March 31, 2005 and June 30,
2005

Consolidated Statements of Cash Flows, page 7

2. Related to your consolidated statements of cash flows, please answer the following:

* How are you reflecting the operating cash flows of HHE, since we note that you are starting your reconciliation with loss from continuing operations?

* Why have you reflected the settlement of net liabilities of discontinued operations as an investing activity?

* Where is the gain on settlement of accrued liabilities reflected on the statement of operations and how do the items related to these accrued liabilities reconcile to the balance sheet?

Discontinued Operations, page 12

3. Please provide us with your calculation of the gain on sale of HHE. Also, explain your basis for deferring the gain related to the restricted shares received as consideration. Cite any relevant accounting literature in your response. Finally, tell us if you have recorded an asset related to the shares or any liability related to the deferred gain.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-
3466
or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Paul Barham
Harrell Hospitality Group, Inc.
Octrober 7, 2005
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